


06013033

Erste Bank der oesterreichischen Sparkassen AG, A-1010 Wien, Graben 21
Telefon 05 0100 DW (+43 5 0100 DW), Telefax 05 0100-910100 (+43 5 0100-910100)
Sitz Wien, FB-Nr. 33209 m Handelsgericht Wien DVR 0031313

TELEFAX - ÜBERMITTLUNG / TRANSMISSION

Absender / From: Datum/date: 03-MAY-2006

Name/name: Voelkl Carola 0397 EB
Abteilung/department: 0397
Telefon/phone: +43 5 0100 17693 / Pers.Telefax: +43 5 0100 917693

Empfänger / To:

SUPPL

Name/name: 0012027729207
Telefax: 0012027729207

Betreff/Subject: Erste Bank holds 99.99% equity stake in Erste Bank a.d. Novi Sad, Serbia

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir



INVESTOR INFORMATION

Vienna, 3. May 2006

Erste Bank holds 99.99% equity stake in Erste Bank a.d. Novi Sad, Serbia

Having increased its stake in Erste Bank a.d. Novi Sad from 83.3% to 95.6 % in autumn 2005, Erste Bank der oesterreichischen Sparkassen has now purchased a further 17,740 shares, or 4.41 % of the share capital, from the remaining minority shareholders on the same terms (EUR 218.98 per share).

Erste Bank der oesterreichischen Sparkassen now owns 99.99% of the share capital of Erste Bank a.d. Novi Sad.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/IR in the Download Centre.